SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM 11-K

_______________________________

(Mark One)

( x )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2006

or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___________ to ___________

Commission File No. 001-13577

A.	Full title and address of the plan, if different from that of the issuer named below:

PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PREMIERE GLOBAL SERVICES, INC.
3399 Peachtree Road, N.E.
The Lenox Building, Suite 700
Atlanta, Georgia 30326

TABLE OF CONTENTS

FINANCIALS	Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statement of Net Assets Available for Plan Benefits
December 31, 2006 and 2005	5

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006	15

Schedule of Nonexempt Transactions
December 31, 2006	16

SIGNATURES	17

EXHIBITS

Exhibit Index	18

REQUIRED INFORMATION

The following financial statements and supplemental schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Premiere Global Services, Inc. 401(k) Plan Financial Statements and Supplemental Schedules as of December 31, 2006 and 2005, together with the Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Premiere Global Services, Inc.
401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits (modified cash basis) of Premiere Global Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United Sates of America.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2006 and 2005 and the changes in net assets available for plan benefits for the year ended December 31, 2006 on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. These schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Smith & Howard

Atlanta, Georgia
June 29, 2007

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2006 AND 2005

Assets

	2006	2005

Investments, at fair value
Mutual Funds	$32,595,127	$28,838,909
Common Trust Funds	4,383,573	4,671,649
Common Stock - Premiere Global Services, Inc.	3,890,910	4,331,779
Participant Loans	1,205,362	1,141,226

Net Assets Available for Plan Benefits	$42,074,972	$38,983,563

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2006

Additions to Net Assets Attributed to:
Employer contributions	$1,686,615
Participant contributions	5,455,854
Rollover contributions	494,365
7,636,834

Investment Income:
Net appreciation in fair value of investments	3,220,170
Dividends	1,462,923
Interest on participant loans	82,360
4,765,453

Deductions from Net Assets Attributed to:
Net benefit payments	(9,310,878)

Net Increase	3,091,409

Net Assets Available for Plan Benefits at Beginning of Year	38,983,563

Net Assets Available for Plan Benefits at End of Year	$42,074,972

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1.           Plan Description

The following description of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”), provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the 401(k) Administrative Committee, appointed by the Board of Directors of Premiere Global Services, Inc. (the “Company” or the “Employer”). T. Rowe Price Trust Company was the custodian of the Plan and trustee with respect to all non-Company stock assets through March 31, 2006. Effective April 1, 2006, MetLife Retirement Plans became the new record keeper for the Plan and Reliance Trust Company became the new trustee for the Plan. On December 9, 2006, MetLife Retirement Plans transferred the record keeping and administrative responsibilities of the Plan to Great-West Retirement Services.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month on or following the 30-day anniversaries of their employment.

Participant Contributions

Participants may elect to contribute, on a pre-tax basis, up to 20% of their eligible compensation, as defined by the Plan. For 2006, the Internal Revenue Service tax code limit on before tax contributions was $15,000 in the aggregate. (Participants who were age 50 or older in 2006 were eligible to contribute an additional $5,000 in catch-up contributions.) Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

The following funds were offered by the Plan as of December 31, 2006:

  MET Aggressive Asset Allocation Portfolio

  MET Conservative Asset Allocation Portfolio

  MET Moderate Conservative Asset Allocation Portfolio

  MET Moderate Asset Allocation Portfolio

  MET Very Aggressive Asset Allocation Portfolio

  America Funds Europacific Growth Fund

  Pioneer Oak Ridge Small Cap Growth

  American Beacon Small Cap Value Fund Service

  Pioneer Mid-Cap Value

  Alger Mid Cap Growth Fund Inst'l

  Davis NY Venture Fund

  American Funds Growth Fund of America

  MET Series Stock Index Portfolio II

  Oppenheimer Value Fund

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

  Calvert Income Fund

  PIMCO Total Return Fund

  Premiere Global Services, Inc. Common Stock

  Premiere Global Frozen GIC

  MetLife Pooled GIC

Employer Contributions

The Employer may contribute 100% of the participant’s contribution not to exceed 3% of his/her eligible compensation (“Matching Contributions”). Matching Contributions are made in cash or in Company stock. If the Company elects to make a Matching Contribution in Company stock, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company’s 401(k) Administrative Committee, appointed by the Board of Directors, approved a Matching Contribution of $1,943,403 to the Plan for the year ended December 31, 2006. This Matching Contribution was contributed in cash net of forfeitures of $81,563, resulting in total cash contributed of $1,861,840 in 2007.

Rollovers from Other Plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Employer matching and his/her share of the Plan’s income (loss). The Plan’s income (loss) with respect to each investment fund is allocated based on the proportion that each participant’s account balance invested in such fund has to the total of all participants’ account balances invested in such fund.

Vesting

Participants are immediately vested in the value of their contributions and actual earnings thereon. Employer Matching Contributions vest according to the following schedule:

Years of Service:	Vested Percentage

Less than one	0%
One	34%
Two	67%
Three or more	100%

Participants must be credited with a minimum of 1,000 hours of service during the plan year to complete a year of vesting service.

A participant will become fully vested in Employer matching, regardless of length of service, in the event of death, disability, or attainment of age 65.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Forfeited Accounts

During 2006, $82,688 of Employer Matching Contributions was forfeited by terminating employees before those amounts became vested. In accordance with Plan provisions, cumulative forfeitures of $94,773 were used to reduce the Employer Matching Contribution paid in 2006.

Distribution of Benefits

Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant’s vested account balance and will be made in cash. However, if a portion of the participant’s vested balance is in Company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of Company stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Loans to Participants

Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principle residence.

2.           Summary of Significant Accounting Policies Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value.

Valuation of Investments

Investments in publicly traded mutual funds are stated in the accompanying statement of net assets available for plan benefits at their fair values based on quoted market prices on national exchanges.

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements. Accordingly, contract value approximates fair value. The contracts are fully benefit-responsive.

Net Appreciation

Realized gains and losses on sales of investments and changes in unrealized appreciation are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain plan assets and certain fees associated with participant loans, are paid by the Company.

3.           Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2006 are as follows:

MET Aggressive Asset Allocation Portfolio	$5,049,678
America Funds Europacific Growth Fund	4,253,751
American Beacon Small Cap Value Fund Service	2,732,521
Davis NY Venture Fund	2,841,683
American Funds Growth Fund of America	3,009,091
MET Series Stock Index Portfolio II	8,950,847
Premiere Global Services, Inc. Common Stock	3,890,910
Premiere Global Frozen GIC	3,901,700

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The fair market values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2005 are as follows:

Janus Fund	$2,594,019
MSIF Trust US Small Cap Value Fund	2,662,441
Equity Index 500 Fund	9,366,773
Personal Strategy-Growth	4,407,657
TRP Stable Value Fund	4,671,649
Premiere Global Services, Inc. Common Stock	4,331,779
International Stock Fund	2,263,950

Net appreciation in fair value of investments and dividends for the year ended December 31, 2006 is as follows:

	Net
	Appreciation	Dividends

Mutual Funds	$2,568,901	$1,417,594
Common Trust Funds	7,542	45,329
Common Stock – Premiere Global Services, Inc.	643,727	—
	$3,220,170	$1,462,923

4.           Related Party Transactions

From January 1, 2006 through March 31, 2006 the Plan’s investments included shares of mutual funds managed by T. Rowe Price Investments. T. Rowe Price Trust Company was the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions.

On April 1, 2006 the Plan’s investments included shares of mutual funds managed by MetLife Retirement Plans, who was the record-keeper for the Plan and therefore these transactions qualify as party-in-interest transactions. On December 9, 2006 MetLife Retirement Plans transferred the record keeping and administrative responsibilities of the Plan to Great-West Retirement Services.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

5.	Tax Status

The Internal Revenue Service has determined and informed the administrator, by a letter dated September 9, 2002, that the Plan as adopted was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) as of that date. The administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator and the Plan’s tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. The Plan was submitted to the Internal Revenue Service on January 24, 2007 for a determination on whether the current Plan design is in accordance with applicable sections of the IRC.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, participants will become fully vested in their account balances.

7.	Plan Amendments

The Plan was amended and restated effective January 1, 2006 to bring the Plan into compliance with the requirements of laws and regulations enacted or issued prior to December 20, 2006, including but not limited to: (i) the Economic Growth and Tax Relief Reconciliation Act of 2001, and (ii) the regulations issued by the Department of Treasury under Sections 401(k) and 401(m) of the IRC, as amended on December 29, 2004.

The Plan was amended effective April 1, 2006, to merge the Communications Network Enhancement Inc. 401(k) Plan (the “CCS Plan”) with and into the Plan and to permit the transfer of any promissory notes representing outstanding participants’ loans under the CCS Plan as of April 1, 2006 to the Plan trust.

8.	Nonexempt Transactions

During the Plan year ended December 31, 2006, employee withholdings in the amount of approximately $99,000 were not remitted within the appropriate time period by the Company. This transaction constitutes a prohibited transaction as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation, and has further implemented a procedure to ensure all future remittances are done within the prescribed time period.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

9.           Subsequent Events

The Company has filed an application under the voluntary correction program found in IRS Revenue Procedure 2006-27 to correct certain operational and plan document errors. The correction amount is not deemed significant to the Plan.

SUPPLEMENTAL SCHEDULES

PREMIERE GLOBAL SERVICES, INC. 401 (K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Issuer or Borrower*	Description of Investment	Market
MetLife Retirement Plan	MET Aggressive Asset Allocation Portfolio	$5,049,678
MetLife Retirement Plan	MET Conservative Asset Allocation Portfolio	210,154
MetLife Retirement Plan	MET Moderate Conservative Asset Allocation Portfolio	1,099,755
MetLife Retirement Plan	MET Moderate Asset Allocation Portfolio	1,713,853
MetLife Retirement Plan	MET Very Aggressive Asset Allocation Portfolio	522,419
MetLife Retirement Plan	America Funds Europacific Growth Fund	4,253,751
MetLife Retirement Plan	Pioneer Oak Ridge Small Cap Growth	149,676
MetLife Retirement Plan	American Beacon Small Cap Value Fund Service	2,732,521
MetLife Retirement Plan	Pioneer Mid-Cap Value	260,800
MetLife Retirement Plan	Alger Mid Cap Growth Fund Institional	230,792
MetLife Retirement Plan	Davis NY Venture Fund	2,841,683
MetLife Retirement Plan	American Funds Growth Fun of America	3,009,091
MetLife Retirement Plan	MET Series Stock Index Portfolio II	8,950,847
MetLife Retirement Plan	Oppenheimer Value Fund	162,335
MetLife Retirement Plan	Calvert Income Fund	82,785
MetLife Retirement Plan	PIMCO Total Return Fund	1,324,987
Premiere Global Services, Inc.	Premiere Global Services, Inc. Common Stock	3,890,910
MetLife Retirement Plan	Premiere Global Frozen GIC	3,901,700
MetLife Retirement Plan	MetLife Pooled GIC	481,873
Participant Loans	Interest Rates Ranging from 6.0% - 9.25%	1,205,362
		$42,074,972

* Party-in-interest to the Plan as defined by ERISA.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
SCHEDULE OF NONEXEMPT TRANSACTIONS
DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Relationship to
Identity	Plan Employer	Description				Expense		Current	Net Gain or
of Party	or Other Party-	of		Selling		Incurred with	Cost of	Value of	(Loss) on
Involved	In-Interest	Transaction	Purchase Price	Price	Lease Rental	Transaction	Asset	Asset	Transaction

During the Plan year ended December 31, 2006, employee withholdings in the amount of approximately $99,000 were not remitted within the appropriate time period by the Company. This transaction constitutes a prohibited transaction as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation, and has further implemented a procedure to ensure all future remittances are done within the prescribed time period. The Company computed the lost earnings on these late 2006 deposits and is making a contribution for lost earnings to the Plan.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

Date: June 29, 2007	By:	/s/ Michael E. Havener
		Name:	Michael E. Havener
		Title:	Chairman of the Administrative
Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Smith & Howard